UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Exhibit Index

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three and six months ended June 30, 2025 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2

Revolving Credit Facility Agreement dated June 16, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders

99.3

Term Credit Facility Agreement dated June 19, 2025 between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender

99.4

Supplemental Indenture dated June 26, 2025, which is supplemental to the indenture dated September 18, 2019 providing for the issuance of 7.125% senior notes due 2025, which were subsequently redeemed in November 2021, and the 8.000% senior notes due 2027

99.5	Supplemental Indenture dated June 26, 2025, which is supplemental to the indenture dated November 29, 2021 providing for the issuance of 5.625% senior notes due 2026 and 6.250% senior notes due 2028

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: August 12, 2025	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief
Financial Officer